UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)

Lake Victoria Mining Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

511082109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)
[     ]  Rule 13d-1(c)
[     ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 511082109	Page 2 of 9

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) La Plata River Partners, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 8,602,667
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,602,667
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,602,667
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 7.5%
12	Type of Reporting Person IA

CUSIP No.: 511082109	Page 3 of 9

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) William Lupien
2	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 8,602,667
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,602,667
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,602,667
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9 7.5%
12	Type of Reporting Person IN

CUSIP No.: 511082109	Page 4 of 9

Item 1
	(a)	Name of Issuer:

Lake Victoria Mining Company

	(b)	Address of Issuer's Principal Executive Offices:

Suite 810 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2
	(a)	Name of Person Filing:
		1.	La Plata River Partners, LLC
		2.	William Lupien

	(b)	Address of Principal Business Office or, if none, Residence:
		1.	2310 N. Molter Drive #309 Liberty Lake, WA 99019
		2.	2310 N. Molter Drive #309 Liberty Lake, WA 99019

	(c)	Citizenship:
		1.	Delaware
		2.	United States of America

	(d)	Title of Class of Securities:

Common stock

	(e)	CUSIP Number:

511082109

CUSIP No.: 511082109	Page 5 of 9

Item 3	Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):
	(a)	[ ] Broker or Dealer registered under Section 15 of the Act;
	(b)	[ ] Bank as defined in section 3(a) (6) of the Act;
	(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act;
	(d)	[ ] Investment Company registered under section 8 of the Investment Company Act of 1940;
	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J);
	(k)	[ X ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4		Ownership:
	(a)	Amount Beneficially Owned:

		(i)	LaPlata River Partners, LLC1--8,602,667

		(ii)	William Lupien2--8,602,667

1 La Plata River Partners, LLC (“La Plata”) is the general partner of a private investment fund, Kudu Partners, L.P. (“Kudu”), subject to the overall control of the managing member of La Plata, Mr. William Lupien, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of Kudu.  A Joint Filing Agreement is attached hereto as Exhibit 1.

2 Mr. William Lupien is a managing member of La Plata, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities.

CUSIP No.: 511082109	Page 6 of 9

(b)	Percent of Class:

	(i)	LaPlata River Partners, LLC-7.5%

	(ii)	William Lupien-7.5%

(c)	Number of shares as to which such person has:

(i)		Sole power to vote or to direct the vote:

	(i)	LaPlata River Partners, LLC - 0

	(ii)	William Lupien - 0

(ii)		Shared power to vote or to direct the vote:

	(i)	LaPlata River Partners, LLC – 8,602,667

	(ii)	William Lupien - 8,602,667

(iii)		Sole power to dispose or direct the disposition of:

	(i)	LaPlata River Partners, LLC - 0

	(ii)	William Lupien - 0

(iv)		Shared power to dispose or to direct the disposition of:

	(i)	LaPlata River Partners, LLC – 8,602,667

	(ii)	William Lupien - 8,602,667

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The reported securities owned by La Plata and Mr. Lupien are beneficially owned by La Plata (on behalf of a private investment fund, Kudu, which held 8,602,667 shares, which represents 7.5% of the Issuer's shares).   Each of La Plata and Mr. Lupien may be deemed to possess the power to vote and dispose or direct the disposition of the reported securities.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No.: 511082109	Page 7 of 9

Item 8.	Identification and Classification of Members of the Group:

See Item 2 and Footnotes to Item 4.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 511082109	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2014	LA PLATA RIVER PARTNERS, LLC

	By:	/s/ Brian Lupien
Brian Lupien Chief Compliance Officer

/s/ William Lupien
WILLIAM LUPIEN

CUSIP No.: 511082109	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: February 8, 2014	LA PLATA RIVER PARTNERS, LLC

	By:	/s/ Brian Lupien
Brian Lupien Chief Compliance Officer

/s/ William Lupien
WILLIAM LUPIEN